555 East Airtex Drive Houston, Texas 77073 Tel: 832.234.3600 Fax: 832.234.0088

September 7, 2012

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                               Susser Petroleum Partners LP

Amendment No. 2 to Registration Statement on Form S-1

Filed August 29, 2012

File No. 333-182276

Ladies and Gentlemen:

Set forth below are the responses of Susser Petroleum Partners LP (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 7, 2012, with respect to Amendment No. 2 to Registration Statement on Form S-1, File No. 333-182276, filed with the Commission on August 29, 2012 (the “Registration Statement”) and our correspondence filed with the Commission on August 30, 2012 setting forth our currently expected offering terms of the initial public offering (the “Offering”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K, the number of common units to be offered, the minimum quarterly distribution per unit and the total number of common and subordinated units to be outstanding after the Offering (the “Pricing Correspondence”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Amendment No. 2 to Registration Statement on Form S-1 unless otherwise specified.

Amendment No. 2 to Registration Statement on Form S-1 Filed August 29, 2012

Dilution, page 50

1.                                      Please provide us with detailed calculations underlying your presentation of dilution related to this offering.

RESPONSE:

We acknowledge the Staff’s comment and have provided a detailed explanation below of the calculation of dilution related to this Offering.

DILUTION

Assumed initial public offering price per common unit		$20.00 A

Pro forma net tangible book value per unit before the offering	$4.63	B
Decrease in pro forma net tangible book value per unit attributable to purchasers in the offering	2.01	C
Less: Pro forma net tangible book value per unit after the offering		2.62 D
Immediate dilution in net tangible book value per unit to purchasers in the offering		$17.38 E

“A” is the midpoint of the bona fide price range per unit that will be included in the preliminary prospectus used in connection with the Offering.

“B” is computed as follows: ($ in thousands)

	Pre-IPO
Net Tangible book value:

Total assets per 6-30-2012 pro forma balance sheet		229,517

Less marketable securities (a)		(147,300)

Less capitalized loan Fees (a)		(2,350)

Total assets (adjusted)		79,867
Less intangibles (excluding supply agreements):
Total intangible assets	24,259
Total goodwill	12,936
Less supply agreements	(21,115)
Total adjusted intangibles		(16,080)
Total tangible assets			63,787

Total liabilities per 6-30-2012 pro forma balance sheet		(156,092)

Less Term Loan (a)		147,300

Less Revolver (borrowed for loan fees) (a)		2,350
Total adjusted debt			(6,442)
Net Tangible book value (1)			57,345

Number of common units (pre IPO)		1,439,436
Number of subordinated units (pre IPO)		10,939,436
Total Units (2)			12,378,872
Net Tangible book value per unit (1) / (2)			$4.63

(a)          Assets and liabilities incurred concurrent with the IPO are excluded to obtain pre-IPO net tangible book value

“C” is computed as “D” (pro forma net tangible book value per unit post IPO) less “B” (pro forma net tangible book value pre IPO) $2.62 – $4.63 = $(2.01)

“D” is computed as follows: ($ in thousands)

	Post-IPO
Net Tangible book value:

Total assets per 6-30-2012 pro forma balance sheet		229,517
Less intangibles (excluding supply agreements):
Total intangible assets	24,259
Total goodwill	12,936
Less supply agreements	(21,115)
Total adjusted intangibles		(16,080)
Total tangible assets			213,437
Total liabilities per 6-30-2012 pro forma balance sheet			(156,092)
Net Tangible book value (1)			57,345

Number of common units (post IPO		10,939,436
Number of subordinated units (post IPO)		10,939,436
Total Units (2)			21,878,872
Net Tangible book value per unit (1) / (2)			$2.62

NOTE:  Pre-IPO and post-IPO net tangible book value are equal because all proceeds of the IPO will be distributed to the Pre-IPO unitholder

“E” is computed as follows:

“A” (assumed IPO price per unit) less “D” (net tangible book value per unit post IPO) $20.00 – $2.62 = $17.38

Unaudited Pro Forma Consolidated Financial Statements, page F-2

Unaudited Pro Forma Consolidated Statements of Operations, pages F-5 and F-6

2.                                      We note that you have presented pro forma earnings per share information related to common units and subordinated units that will be issued in connection with this offering. Please provide us with your detailed calculations of earnings per unit for both common and subordinated units. Refer to FASB ASC 260-10-45.

RESPONSE:

We acknowledge the Staff’s request and have set forth a detailed calculation of earnings per unit for both the subordinated and common units below in accordance with FASB ASC 260-10-45.

The calculation of net income per unit for both common and subordinated units at June 30, 2012 is as follows: ($ in thousands)

	Total	% Common	Total Common	% Subord	Total Subordinated
Net Income	$16,247	50%	$8,123.5	50%	$8,123.5
Less dividends			(9,572.0)		(9,572.0)
Undistributed net income (loss)			(1,448.5)		(1,448.5)
Denominator for basic earnings per unit:
Weighted average number of units outstanding during the period	21,878,872		10,939,436		10,939,436
Incremental effect of dilutive securities (none issued)	—		—		—
Denominator for diluted earnings per unit	21,878,872		10,939,436		10,939,436
Net Income per unit:
Per unit-basic
Distributed earnings			$0.875		$0.875
Undistributed earnings			$(0.135)		$(0.135)
Total basic earnings per unit			$0.74		$0.74
Per unit-diluted
Distributed earnings			$0.875		$0.875
Undistributed earnings			$(0.135)		$(0.135)
Total basic earnings per unit			$0.74		$0.74

The calculation of net income per unit for both common and subordinated units at December 31, 2011 is as follows: ($ in thousands)

	Total	% Common	Total Common	% Subord	Total Subordinated
Net Income	$31,729	50%	$15,864.5	50%	$15,864.5
Less dividends			(19,144.0)		(19,144.0)
Undistributed net income (loss)			(3,279.5)		(3,279.5)
Denominator for basic earnings per unit:
Weighted average number of units outstanding during the period	21,878,872		10,939,436		10,939,436
Incremental effect of dilutive securities (none issued)	—		—		—
Denominator for diluted earnings per unit	21,878,872		10,939,436		10,939,436
Net Income per unit:
Per unit-basic
Distributed earnings			$1.75		$1.75
Undistributed earnings			$(0.30)		$(0.30)
Total basic earnings per unit			$1.45		$1.45
Per unit-diluted
Distributed earnings			$1.75		$1.75
Undistributed earnings			$(0.30)		$(0.30)
Total basic earnings per unit			$1.45		$1.45

*       *       *       *       *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

SUSSER PETROLEUM PARTNERS LP

		By:	/s/ Mary E. Sullivan
		Name:	Mary E. Sullivan
		Title:	Chief Financial Officer

Enclosures

cc:	Sandra Eisen, Staff Accountant
Ethan Horowitz, Branch Chief
David P. Oelman, Vinson & Elkins L.L.P.